04033488

RECD S.E.C.
JUN 2 5 2004
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Contractor Services, Inc. Salaried 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

00001

This manually signed Form 11-K consists of 14 pages.
The exhibit index appears on page 13.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	2
Financial Statements:	
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	4
Notes to Financial Statements	5-8
Supplemental Schedule:	
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	9-10
Signature	11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Masco Contractor Services, Inc. Salaried 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Contractor Services, Inc. Salaried 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2004

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

ASSETS

	2003	2002
Investments, at fair value:		
Mutual funds	$ 62,677,956	$ 49,603,143
Company stock fund	8,341,332	7,753,187
Participant loans receivable	1,378,985	1,360,748
Total investments	72,398,273	58,717,078
Receivables:		
Employer contributions	8,179	14,441
Participant contributions	38,102	63,501
Total receivables	46,281	77,942
NET ASSETS AVAILABLE FOR BENEFITS	$ 72,444,554	$ 58,795,020

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2003

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 12,824,132
Interest and dividend income	985,217
Total investment activity	13,809,349
Participant contributions	3,626,805
Employer contributions	853,031
Total additions	18,289,185
Deductions:	
Benefit payments	3,936,863
Other, net	6,474
Net transfers out of Plan (Note A)	696,314
Total deductions	4,639,651
Net increase	13,649,534
Net assets available for benefits:	
Beginning of year	58,795,020
End of year	$ 72,444,554

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Contractor Services, Inc. ("Company") Salaried 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 21 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions.* At December 31, 2003, forfeited nonvested employer contributions totaled $11,668 and will be used to reduce future employer contributions and plan fees.

Effective October 31, 2003, the INVESCO Select Income Fund merged into the AIM Income Fund.

During 2003, several transfers were executed within the Masco Contractor Services Inc. Salaried and Hourly 401(k) plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidations now have a single account in the plan in which they are currently active. Total transfers of net assets from the plan amounted to $696,314.

B. **Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2003 and 2002.

B. **Accounting Policies,** concluded:

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2003 and 2002.

	2003	2002
Credit Suisse Emerging Growth Fund, 175,156 and 173,840 shares, respectively	$ 4,799,280	$ 3,276,918
Fidelity Fund, 192,683 and 176,672 shares, respectively	$ 5,410,536	3,932,719
Fidelity Magellan Fund, 47,345 and 44,440 shares, respectively	$ 4,627,475	3,509,298
Fidelity Retirement Government Money Market Portfolio, 12,142,984 and 13,636,922 shares, respectively	$12,142,984	13,636,922
Fidelity Intermediate Bond Fund, 391,420 and 342,202 shares, respectively	$ 4,172,542	3,671,798
Fidelity Overseas Fund, 157,752 and 238,198 shares, respectively	$ 4,958,143	5,240,405
Fidelity Equity Income II Fund, 278,818 and 281,476 shares, respectively	$ 6,351,484	4,894,872
INVESCO Dynamics Fund, 424,228 and 380,600 shares, respectively	$ 6,253,127	4,057,841
Masco Corporation Common Stock Fund, 906,667 and 1,091,998 shares, respectively	$ 8,341,332	7,753,187

During 2003, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $12,824,132 as follows:

Mutual Funds	$10,723,577
Masco Corporation Company Stock Fund	2,100,555
	$12,824,132

D. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Contractor Services, Inc. Salaried 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. **Subsequent Events:**

Effective January 1, 2004, Masco Administrative Services, Incorporated - Fairhaven, New Jersey was added as a currently participating employer.

Effective January 1, 2004, Masco Contractor Services West, Incorporated - Superior Contracting Corporation was added as a currently participating employer.

Effective May 1, 2004, The Credit Suisse Emerging Growth Fund changed its name to the Credit Suisse Mid-Cap Growth Fund.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Founders Asset Management, Inc.	Dreyfus Founders Growth Fund 256,667 shares	$ 2,523,041
*	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund 424,228 shares	6,253,127
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust 55,669 shares	834,479
*	Credit Suisse Asset Management	Credit Suisse Emerging Growth Fund 175,156 shares	4,799,280
		Credit Suisse International Focus Fund 45,688 shares	483,832
*	AIM Capital Management, Inc.	AIM Income Fund 94,232 shares	630,409
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 192,683 shares	5,410,536
		Fidelity Magellan Fund 47,345 shares	4,627,475
		Fidelity Intermediate Bond Fund 391,420 shares	4,172,542
		Fidelity Independence Fund 130,693 shares	2,098,926
		Fidelity Overseas Fund 157,752 shares	4,958,143
		Fidelity Low-Priced Stock Fund 89,368 shares	3,126,092
		Fidelity Equity Income II Fund 278,818 shares	6,351,484

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2003

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 12,142,984 shares	12,142,984
		Spartan® U.S. Equity Index Fund 49,851 shares	1,964,609
		Fidelity Freedom Income Fund® 10,705 shares	118,716
		Fidelity Freedom 2000 Fund® 10,213 shares	120,312
		Fidelity Freedom 2010 Fund® 40,522 shares	527,601
		Fidelity Freedom 2020 Fund® 52,917 shares	688,977
		Fidelity Freedom 2030 Fund® 65,281 shares	845,391
		Masco Corporation Company Stock Fund 906,667 shares	8,341,332
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 11.5%	1,378,985
			$ 72,398,273

* These investments are with a party-in-interest.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Contractor Services, Inc. Salaried 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Contractor Services, Inc. Salaried 401(k) Plan

Date: June 24, 2004

By: /s/ Timothy Wadhams

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 24, 2004 relating to the financial statements of Masco Contractor Services, Inc. Salaried 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2004